FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
ANNUAL REPORT
of
PROVINCE OF ONTARIO
(Canada)
(Name of Registrant)

Date of end of last fiscal year:  March 31, 2011

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue                         Amounts as to which                          Names of exchanges
                                                      registration is effective                          on which registered

N/A                                           N/A                                             N/A

Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Sean Sunderland
Counsellor (Intergovernmental Relations)
and
Head of Section, Provincial, Territorial and Parliamentary Affairs
Canadian Embassy
501 Pennsylvania Avenue N.W.
Washington, D.C. 20001

Copies to:
Jason R. Lehner
Shearman & Sterling LLP
Commerce Court West, 199 Bay Street
Suite 4405, P.O. Box 247
Toronto, Ontario, Canada  M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

PROVINCE OF ONTARIO

In connection with the issuance by the Province of Ontario of US$350,000,000  Floating Rate Notes due April 1, 2015 (the "Notes"), the undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2011 (the “Annual Report”) as follows:

The following additional exhibits are added to the Annual Report:

Exhibit (e)	Terms Agreements, dated as of February 22, 2012 and February 23, 2012, respectively, each including the Pricing Supplement dated February 23, 2012 with respect to the Notes; and Schedule of Expenses.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

February 29, 2012	PROVINCE OF ONTARIO (Name of registrant)
By: /s/ Annette D. Pivnick Name: Annette D. Pivnick Title: Manager, Operations Capital Markets Division Ontario Financing Authority

Exhibit Index

Exhibit (e):	Terms Agreements, dated as of February 22, 2012 and February 23, 2012, respectively, each including the Pricing Supplement dated February 23, 2012 with respect to the Notes; and Schedule of Expenses.

EXHIBIT (e)

Terms Agreements
Province of Ontario

Medium-Term Notes

Terms Agreement

                  February 22, 2012

Ontario Financing Authority
One Dundas Street West
Suite 1400
Toronto, Ontario
M5G 1Z3

Attention:	Director, Capital Markets Operations
Capital Markets Division

Re:  US$250,000,000 Floating Rate Notes due April 1, 2015

Ladies and Gentlemen:

This Terms Agreement is entered into pursuant to Section 2(b) of the Distribution Agreement dated April 6, 2011, among the Province of Ontario and the Agents party thereto (the “Distribution Agreement”).  Capitalized terms contained in this Terms Agreement shall have the meanings assigned to them in the Distribution Agreement to the extent not defined herein.

The undersigned agrees to purchase US$250,000,000 aggregate principal amount of Notes.  The terms of the Notes are set forth in the pricing supplement attached hereto as Exhibit A. The Time of Sale with respect to the Notes was 3:05 p.m. (Toronto time) on February 22, 2012.

                            RBC Capital Markets, LLC

                            By:    /s/  Scott Primrose
                                                                                                         Name:        Scott Primrose
                                                                                                         Title            Authorized Signatory

Accepted: February 22, 2012

Province of Ontario

By:   /s/   Annette D. Pivnick
Name:    Annette D. Pivnick
Title:       Manager, Operations
              Capital Markets Division
              Ontario Financing Authority

Exhibit A

Pricing Supplement with Respect to the Notes

Pricing Supplement No. 1, dated February 23, 2012                                                Filed pursuant to Rule 424(b)(3)
to Prospectus Supplement Dated April 6, 2011                                                                      Registration Statement
to Prospectus Dated May 13, 2010                                                                                                    No. 333-165529

PROVINCE OF ONTARIO

US$350,000,000

MEDIUM-TERM NOTES, SERIES USMTN1

Floating Rate Notes

☒ Book-Entry Notes            ☐   Certificated Notes

Issuer:                                                                  Province of Ontario

Title:                                                                    Floating Rate Notes due April 1, 2015

Aggregate Principal Amount:                                US$350,000,000

Trade Date:                                                         February 22, 2012, with respect to $250,000,000 of the
                     Notes, and February 23, 2012, with respect to
                        $100,000,000 of the Notes.1

Issue Date (Settlement Date):                               February 29, 2012 (T+5, with respect to $250,000,000 of
                        the Notes and T+4, with respect to $100,000,000 of the Notes)

Stated Maturity Date:                                           April 1, 2015

Public Offering Price:                                           100%

CUSIP# / ISIN#:                                                68323TAA1/US68323TAA16

Registrar, Fiscal Agent, Transfer Agent and
Principal Paying Agent:                                              The Bank of New York Mellon

Interest Rate Basis:                                                     ☐    CD Rate
       ☐ Commercial Paper Rate
             ☐ Federal Funds Rate
                                                                                  ☒ USD LIBOR
                                                                                  ☐ Prime Rate
             ☐ Treasury Rate
                ☐ Other (specify):

Initial Interest Rate:                                                     An interpolated rate based upon USD LIBOR with an
    Index Maturity of one month and USD LIBOR with an
    Index Maturity of two months, determined two London
    Business Days prior to the Issue Date, plus 15bps

Index Maturity:                                                           3 months, except in the case of the Initial Interest Rate

Spread (plus or minus):                                               + 15bps

Spread Multiplier:                                                       N/A

Designated USD LIBOR Page:                                   Reuters page LIBOR01

Maximum Interest Rate:                                              N/A

Minimum Interest Rate:                                               N/A

Calculation Agent:                                                       The Bank of New York Mellon

Interest Determination Date(s):                                    Two London Business Days prior to each
    Interest Reset Date

Interest Reset Date(s):                                                April 1, July 1, October 1 and January 1 of each year,
    commencing April 1, 2012

Interest Payment Dates:                                              April 1, July 1, October 1 and January 1 of each year up
    to and including the Stated Maturity Date, subject to the
    Modified Following Adjusted business day convention.
    The first interest payment on April 1, 2012 has a short
                      first interest period.

Interest Rate Reset Period:                                          ☐ Daily
       ☐ Monthly
                                                                                  ☒ Quarterly
                                                                                  ☐ Semi-annually
                                                                                  ☐ Annually
                                                                                  ☐ Other (specify):

Interest Payment Period:                                             ☐    Daily
                                                                                  ☐ Monthly
                                                                                  ☒ Quarterly
                                                                                  ☐ Semi-annually
                                                                                  ☐ Annually
                                                                                  ☐ Other (specify):

OPTION TO ELECT REDEMPTION:                     ☐ Yes           ☒ No
Redemption Date(s):
Initial Redemption Percentage:
Annual Redemption Percentage
            Reduction:

OPTION TO ELECT REPAYMENT:                      ☐ Yes            ☒ No
Repayment Date(s):

ORIGINAL ISSUE DISCOUNT:                             ☐ Yes            ☒ No
Issue Price:
Total Amount of OID:
Yield to Maturity:
Initial Accrual Period OID:

Minimum Denominations:                                           US$2,000 and integral multiples of US$1,000 in excess
                     thereof

Other Provisions (if any):

Settlement: We expect that delivery of the Notes will be made against payment therefor on or about February 29, 2012, which in the case of US$250,000,000 of the Notes, is five business days following the date of their pricing (this settlement cycle being referred to as “T+5”) and, in the case of US$100,000,000 of the Notes, is four business days following the date of their pricing (“T+4”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Notes on February 22, 2012 or February 23, 2012 will be required, by virtue of the fact that the Notes initially will settle in either T+5 or T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade their Notes on February 22, 2012 or February 23, 2012 should consult their own advisor.

Agent(s):                                                            ☐ BMO Capital Markets Corp.
  ☐ CIBC World Markets Corp.
  ☐ Deutsche Bank Securities Inc.
  ☐ HSBC Securities (USA) Inc.
  ☐ Merrill Lynch, Pierce, Fenner & Smith Incorporated
  ☐ Morgan Stanley & Co. Incorporated
  ☐ National Bank Financial Inc.
  ☒ RBC Capital Markets, LLC
  ☐ Scotia Capital (USA) Inc.
  ☐ TD Securities (USA) LLC
  ☐ Other (specify):

Agent’s Discount or Commission (%):                0.05%

Agent’s Discount or Commission ($):                 US$175,000

Net Proceeds to the Province:                           US$349,825,000

☐Acting as Agent                                             Agent is acting as Agent for the sale of Notes by the
Province at a price of [       ] % of the principal amount

☒Acting as Principal                                        Agent is purchasing Notes from the Province as
principal for resale to investors and other purchasers at:
           ☒ a fixed public offering price of 100% of the principal
       amount
           ☐ varying prices related to prevailing market prices at
      the time of resale to be determined by such Agent

1 The US$250,000,000 aggregate principal amount of Notes traded February 22, 2012 will constitute part of the same series of Medium Term Notes, Series USMTN1, as the US$100,000,000 aggregate principal amount of Notes traded February 23, 2012.  All US$350,000,000 aggregate principal amount of such Notes will be fungible and consolidated and will have identical terms and conditions, except that Settlement of the Notes traded February 22, 2012 will occur on a T+5 basis and Settlement of the Notes traded February 23, 2012 will occur on a T+4 basis so that all such Notes are settled simultaneously.

Province of Ontario

Medium-Term Notes

Terms Agreement

                  February 23, 2012

Ontario Financing Authority
One Dundas Street West
Suite 1400
Toronto, Ontario
M5G 1Z3

Attention:	Director, Capital Markets Operations
Capital Markets Division

Re:  US$100,000,000 Floating Rate Notes due April 1, 2015

Ladies and Gentlemen:

This Terms Agreement is entered into pursuant to Section 2(b) of the Distribution Agreement dated April 6, 2011, among the Province of Ontario and the Agents party thereto (the “Distribution Agreement”).  Capitalized terms contained in this Terms Agreement shall have the meanings assigned to them in the Distribution Agreement to the extent not defined herein.

The undersigned agrees to purchase US$100,000,000 aggregate principal amount of Notes.  The terms of the Notes are set forth in the pricing supplement attached hereto as Exhibit A. The Time of Sale with respect to the Notes was 11:35 a.m. (Toronto time) on February 23, 2012.

It is understood that this Terms Agreement is separate from and additional to the Terms Agreement dated February 22, 2012, between the Province of Ontario and RBC Capital Markets, LLC, with respect to US$250,000,000 Notes of the same series.

RBC Capital Markets, LLC

By:      /s/    Scott Primrose
                                                                                    Name:  Scott Primrose
                                                                                    Title     Authorized Signatory

Accepted: February 23, 2012

Province of Ontario

By:    /s/  Annette D. Pivnick
Name:    Annette D. Pivnick
Title:       Manager, Operations
              Capital Markets Division
              Ontario Financing Authority

Exhibit A

Pricing Supplement with Respect to the Notes

Pricing Supplement No. 1, dated February 23, 2012                                                Filed pursuant to Rule 424(b)(3)
to Prospectus Supplement Dated April 6, 2011                                                                      Registration Statement
to Prospectus Dated May 13, 2010                                                                                                    No. 333-165529

PROVINCE OF ONTARIO

US$350,000,000

MEDIUM-TERM NOTES, SERIES USMTN1

Floating Rate Notes

☒ Book-Entry Notes             ☐   Certificated Notes

Issuer:                                                                  Province of Ontario

Title:                                                                    Floating Rate Notes due April 1, 2015

Aggregate Principal Amount:                                US$350,000,000

Trade Date:                                                         February 22, 2012, with respect to $250,000,000 of the
                     Notes, and February 23, 2012, with respect to
                     $100,000,000 of the Notes.1

Issue Date (Settlement Date):                               February 29, 2012 (T+5, with respect to $250,000,000 of
                        the Notes and T+4, with respect to $100,000,000 of the Notes)

Stated Maturity Date:                                           April 1, 2015

Public Offering Price:                                           100%

CUSIP# / ISIN#:                                                68323TAA1/US68323TAA16

Registrar, Fiscal Agent, Transfer Agent and
Principal Paying Agent:                                              The Bank of New York Mellon

Interest Rate Basis:                                                     ☐    CD Rate
       ☐ Commercial Paper Rate
             ☐ Federal Funds Rate
                                                                                  ☒ USD LIBOR
                                                                                  ☐ Prime Rate
             ☐ Treasury Rate
                ☐ Other (specify):

Initial Interest Rate:                                                     An interpolated rate based upon USD LIBOR with an
    Index Maturity of one month and USD LIBOR with an
    Index Maturity of two months, determined two London
    Business Days prior to the Issue Date, plus 15bps

Index Maturity:                                                           3 months, except in the case of the Initial Interest Rate

Spread (plus or minus):                                               + 15bps

Spread Multiplier:                                                       N/A

Designated USD LIBOR Page:                                   Reuters page LIBOR01

Maximum Interest Rate:                                              N/A

Minimum Interest Rate:                                               N/A

Calculation Agent:                                                       The Bank of New York Mellon

Interest Determination Date(s):                                    Two London Business Days prior to each
    Interest Reset Date

Interest Reset Date(s):                                                April 1, July 1, October 1 and January 1 of each year,
    commencing April 1, 2012

Interest Payment Dates:                                              April 1, July 1, October 1 and January 1 of each year up
    to and including the Stated Maturity Date, subject to the
    Modified Following Adjusted business day convention.
    The first interest payment on April 1, 2012 has a short
                      first interest period.

Interest Rate Reset Period:                                        ☐ Daily
                                                                                ☐ Monthly
                    ☒ Quarterly
                    ☐ Semi-annually
                                                                                ☐ Annually
                                                                                ☐ Other (specify):

Interest Payment Period:                                           ☐    Daily
                                                                                ☐ Monthly
                                                                                ☒ Quarterly
                                                                                ☐ Semi-annually
                                                                                ☐ Annually
                                                                                ☐ Other (specify):

OPTION TO ELECT REDEMPTION:                  ☐ Yes           ☒ No
Redemption Date(s):
Initial Redemption Percentage:
Annual Redemption Percentage
            Reduction:

OPTION TO ELECT REPAYMENT:                   ☐ Yes            ☒ No
Repayment Date(s):

ORIGINAL ISSUE DISCOUNT:                          ☐ Yes            ☒ No
Issue Price:
Total Amount of OID:
Yield to Maturity:
Initial Accrual Period OID:

Minimum Denominations:                                        US$2,000 and integral multiples of US$1,000 in excess
                                                                              thereof

Other Provisions (if any):

Settlement: We expect that delivery of the Notes will be made against payment therefor on or about February 29, 2012, which in the case of US$250,000,000 of the Notes, is five business days following the date of their pricing (this settlement cycle being referred to as “T+5”) and, in the case of US$100,000,000 of the Notes, is four business days following the date of their pricing (“T+4”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Notes on February 22, 2012 or February 23, 2012 will be required, by virtue of the fact that the Notes initially will settle in either T+5 or T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade their Notes on February 22, 2012 or February 23, 2012 should consult their own advisor.

Agent(s):                                                            ☐ BMO Capital Markets Corp.
  ☐ CIBC World Markets Corp.
  ☐ Deutsche Bank Securities Inc.
  ☐ HSBC Securities (USA) Inc.
  ☐ Merrill Lynch, Pierce, Fenner & Smith Incorporated
  ☐ Morgan Stanley & Co. Incorporated
  ☐ National Bank Financial Inc.
  ☒ RBC Capital Markets, LLC
  ☐ Scotia Capital (USA) Inc.
  ☐ TD Securities (USA) LLC
  ☐ Other (specify):

Agent’s Discount or Commission (%):     0.05%

Agent’s Discount or Commission ($):                  US$175,000

Net Proceeds to the Province:                            US$349,825,000

☐Acting as Agent                                              Agent is acting as Agent for the sale of Notes by the
                                                                         Province at a price of [       ] % of the principal amount

☒Acting as Principal                                         Agent is purchasing Notes from the Province as
                                                                         principal for resale to investors and other purchasers at:
                                                                        ☒ a fixed public offering price of 100% of the principal
        amount
                                                                        ☐ varying prices related to prevailing market prices at
       the time of resale to be determined by such Agent

1 The US$250,000,000 aggregate principal amount of Notes traded February 22, 2012 will constitute part of the same series of Medium Term Notes, Series USMTN1, as the US$100,000,000 aggregate principal amount of Notes traded February 23, 2012.  All US$350,000,000 aggregate principal amount of such Notes will be fungible and consolidated and will have identical terms and conditions, except that Settlement of the Notes traded February 22, 2012 will occur on a T+5 basis and Settlement of the Notes traded February 23, 2012 will occur on a T+4 basis so that all such Notes are settled simultaneously.

SCHEDULE OF EXPENSES

It is estimated that the expenses of the Province of Ontario in connection with the sale of the Notes will be as follows:

Securities and Exchange Commission fee	US$	20,700
Printing/Edgarizing expenses		1,000
Fiscal Agent, Paying Agent, Transfer Agent, Calculation Agent and Registrar Administration Fee and expenses		24,400
Legal fees and expenses		15,000
Rating Agency fees and expenses		3,700
	US$	64,800